SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 6)

DIGEX, INCORPORATED

(Name of Subject Company)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

This Amendment No. 6 (this “Amendment”) amends and/or supplements the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, by Amendment No. 2 filed with the Commission on October 6, 2003, by Amendment No. 3 filed with the Commission on October 14, 2003, by Amendment No. 4 filed with the Commission on October 20, 2003 and by Amendment No. 5 filed with the Commission on October 27, 2003 (as amended and/or supplemented, the “Schedule 14D-9”), by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 14D-9, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $0.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 9 of the Schedule 14D-9 are incorporated herein by reference with respect to Items 1 through 9 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 14D-9 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all reference to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 14D-9, along with this Amendment, or incorporated by reference in the Schedule 14D-9, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 14D-9, along with this Amendment, with respect to Digex has been provided by Digex.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

On October 29, 2003, MCI increased the offer price in its pending tender offer for all of the shares of Class A Common Stock of Digex by 25%. The price to purchase all outstanding shares of Class A Common Stock, par value $.01 per share, of Digex is increased from the previous offer price of $0.80 per share to $1.00 per share, net to the seller in cash, without interest thereon. Accordingly all references to “Offer Price” in the Offer to Purchase shall mean $1.00 per Share, net to the seller in cash, without interest thereon.

On October 29, 2003, the U.S. Bankruptcy Court for the Southern District of New York granted approval for MCI to increase the offer price to $1.00 per share from the previous offer price of $0.80 per share. All shareholders who tender shares to MCI pursuant to the tender offer will receive such increased price for shares tendered, regardless of whether such shares are tendered before or after the announcement, if the tender offer is consummated.

MCI also announced that it is extending the expiration of the tender offer to 5:00 p.m., New York City time, on November 14, 2003. MCI commenced a tender offer for all of the outstanding shares of Class A Common Stock of Digex on August 27, 2003. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on October 31, 2003. Accordingly all references to Expiration Date” in the Offer to Purchase shall mean 5:00 p.m., New York City time unless MCI in its sole discretion, extends the period of time for which the Offer is open,, in which case the term “Expiration Date” will mean the time and date at which the offer, as so extended, will expire. The text of a press release issued by MCI on October 29, 2003 announcing the increase of the share price and extension of the offer is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(7) Text of press release issued by MCI on October 29, 2003 announcing the approval of the increase in share price by the Bankruptcy Court and the extension of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGEX, INCORPORATED

By:	/s/ GEORGE L. KERNS

Name George L. Kerns
Title: Chief Executive Officer

Dated: October 30, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(7)	Text of press release issued by MCI on October 29, 2003 announcing the approval of the increase in share price by the Bankruptcy Court and the extension of the offer.